03037229

PROKOM SOFTWARE SA

FAX

to: **Division of Corporate Finance File No. 82-4700** — **Securities and Exchange Commission, Washington, DC, USA** — **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 6 Nov 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 5.1.3 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **AGREEMENTS WITH TELEKOMUNIKACJA POLSKA S.A.**

The Management Board of Prokom Software SA informs that:

Since 20 September 2003 the total value of transactions between the Company (and its subsidiaries) and Telekomunikacja Polska SA (and its subsidiaries) exceeded 10% of Prokom Software SA's equity, reaching the amount of PLN 78.8 million.

The most significant contract in this period was signed on 5 November 2003 between TP SA and Optix Sp. z o.o. (Prokom Software SA's subsidiary), regarding the implementation and service of TP SA's Central Backup System, which is based on "LEGATO" software and STK, HP, SUN and IBM hardware. The Central Backup System creates the reserve data copies of all TP SA's production systems. The net value of the contract amounts to PLN 44.0 million.

Moreover Prokom Software SA concluded with Telekomunikacja Polska SA (TP SA) the following agreements:

1. The General agreement concerning providing of T services and granting the license for user software for the period until 31 December 2004, with the possibility of extension of the contract for another one year period. The agreement constitutes the grounds for continuation of therefore over ten year co-operation and will allow to modify and develop the TP SA's IT system provided by Prokom.
2. Three executive agreements relating to the General agreement, which include rendering the services in the scope of development and maintenance of TP SA's IT system as well as functional supporting of its users. The duration of realization of these agreements includes the period until 31 December 2004. The total value of executive agreements amounts to PLN 29.8 million.

6 Nov, 2003 Beata Stelmach
Member of the Management Board

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